Exhibit 12.2

Fifth Third Bancorp

Computations of Consolidated Ratios Of Earnings To Combined Fixed Charges and Preferred Stock Dividend Requirements

($ In Millions)

Excluding Interest on Deposits:	2009		2008	2007	2006	2005

Fixed Charges:
Interest Expense (excluding interest on deposits)	$361		805	1,012	1,172	882
One-Third of Rents, Net of Income from Subleases	29		28	24	22	19
Preferred Stock Dividends	226		67	1	1	1

Total Fixed Charges	$616		900	1,037	1,195	902

Earnings:
Income (Loss) Before Income Taxes & Cumulative Effect	$767		(2,664)	1,537	1,627	2,208
Fixed Charges - Excluding Preferred Stock Dividends	390		833	1,036	1,194	901

Total Earnings	$1,157		(1,831)	2,573	2,821	3,109

Ratio of Earnings to Fixed Charges, Excluding Interest On Deposits	1.88	x	N/A (a)	2.48	2.36	3.45

Coverage Deficiency	—		(2,731)	—	—	—

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$1,314		2,094	3,018	3,082	2,030
One-Third of Rents, Net of Income from Subleases	29		28	24	22	19
Preferred Stock Dividends	226		67	1	1	1

Total Fixed Charges	$1,569		2,189	3,043	3,105	2,050

Earnings:
Income (Loss) Before Income Taxes & Cumulative Effect	$767		(2,664)	1,537	1,627	2,208
Fixed Charges - Excluding Preferred Stock Dividends	1,343		2,122	3,042	3,104	2,049

Total Earnings	$2,110		(542)	4,579	4,731	4,257

Ratio of Earnings to Fixed Charges, Including Interest On Deposits	1.34	x	N/A (a)	1.50	1.52	2.08

Coverage Deficiency	—		(2,731)	—	—	—

(a)	Earnings were inadequate to cover fixed charges by $2.7 billion